®

May 4, 2012

BY OVERNIGHT MAIL AND BY EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

Re:          E. I. du Pont de Nemours and Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 9, 2012

File No. 001-00815

Dear Mr. Cash:

Below please find the response (the “Response”) of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”) to the additional comment (the “Comment”) set forth in the letter dated April 27, 2012 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to DuPont. For the convenience of the Staff, DuPont has restated the Comment in italics.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

You state in response to comment one in our letter dated March 16, 2012, that on May 19, 2011, you acquired 92.2% of the outstanding shares of Danisco A/S. You also state that prior to the acquisition, Danisco sold food additives into Iran and that such sales have continue since under the general license issued by OFAC effective October 12, 2011. Please tell us whether Danisco sold products into Iran between May 19, 2011 and October 12, 2011. If so, tell us about those sales, including the types of products sold and applicability of OFAC sanctions regulations. Please also expand the materiality discussion you include at the end of your response to our prior comment 1 to address the materiality of those sales and whether they constitute a material investment risk to your security holders, considering both quantitative and qualitative factors.

Before and after the acquisition, Danisco A/S (“Danisco”), a Danish subsidiary of DuPont headquartered in Copenhagen, sold non-U.S. origin food additives (primarily cultures for dairy products, enablers used to enhance nutritional or processing qualities, stabilizers used in milk to extend shelf life and sweeteners) and animal nutrition products into Iran with EURO sales of about €2.6 million [US$3.6 million] in 2011. About half of these sales occurred between May 19, 2011 and October 12, 2011.

These sales did not involve U.S. origin-products, were not shipped from the U.S. and did not involve U.S. persons, as such, OFAC’s Iranian Transactions Regulations (“ITR”) are not applicable.1  In addition, because the sales were made independent of any U.S. person, the facilitation provisions of OFAC’s ITR do not apply.

Danisco’s sales to Iran constituted approximately 0.01% of DuPont’s consolidated net sales in 2011 and are not quantitatively material to DuPont’s operations or financial results. In addition, because the sales are lawful and qualify as humanitarian, they are not deemed qualitatively material.  As a result, DuPont does not view these sales as constituting a material investment risk to its security holders.

Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,

/s/ Nicholas C. Fanandakis

Nicholas C. Fanandakis
Executive Vice President &
Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Telephone: (302) 774-1000
Fax: (302) 774-7869

1  DuPont’s April 13, 2012 response to the March 16, 2012 Comment Letter references OFAC’s general license only to emphasize that, had the food additives been shipped from the U.S. or involved U.S. persons, those exports would have been eligible, before October 12, 2011, for a specific license, and after October 12, 2011, for a general or specific license, under OFAC’s Iranian Transactions Regulations and the Trade Sanctions Reform and Export Enhancement Act of 2000.  See 31 C.F.R. §560.530(a)(2)(ii).